Mail Stop 3561

November 25, 2009

S. Wayne Kay, CEO
Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2

>   **Re: Response Biomedical Corp.**
>   **Form 20-F for fiscal year ended December 31, 2008**
>   **Filed March 31, 2009**
>   **File No. 000-50571**

Dear Mr. Kay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   We note that Exhibit 4.29 does not include Schedule A. Please file this agreement in its entirety and with all attachments as required by Item 601(b)(10) of Regulation S-K, or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Questions related to accounting issues may be directed to Yolanda Guobodia, the primary accounting examiner for this filing, at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773. All other inquires may be directed to Edwin S. Kim at (202) 551-3297, the primary legal examiner for this filing, or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Livleen Kaler, CFO
        Fax: (604) 456-6066